February 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sherry Haywood
Mr. Edward Kelly

Re:	Document Security Systems, Inc.
Registration Statement on Form S-1
Filed January 24, 2020
File No. 333-236082

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aegis Capital Corp., as representative of the several underwriters, hereby join Document Security Systems, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-236082) (the “Registration Statement”) to become effective on Thursday, February 13, 2020, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated February 11, 2020, through the date hereof:

Preliminary Prospectus dated February 11, 2020:

500+ copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that is has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Joseph T. Rallo
Name:	Joseph T. Rallo
Title:	Co-Head of Investment Banking